2024 REPORT

Biochar Life


BiocharLife
BiocharLife
BiocharLife

LETTER

Dear investors,

This year had its fair share of wins and challenges. We expanded our farmer network for CDR production to over 1,600 farmers across four countries, backed by more than 100 new hires. In short, we made a meaningful social and economic impact in the communities we work with.

On the carbon removal front, we produced over 10,000 tCO_2eq of long-term credits—helping tackle climate change while strengthening our balance sheet for 2025 sales.

Now, for the challenges. The market remains tight on both the supply and demand sides. Buyers are still hesitant to support projects with potential emission risks from biochar production. Meanwhile, more suppliers are entering the space—great for smallholder farmers and the planet, but it makes competition

tougher. Political and public sentiment around climate change and social impact have also slowed our growth.

To navigate these hurdles, we're piloting advanced pyrolysis equipment in Thailand. On the financial side, we've made tough decisions, including reducing staff and cutting leadership compensation. These steps will help us shift toward a more sustainable business model in 2025 and beyond.

We need your help!

Assistance with introduction to companies or organisations looking to offset their emissions, especially those organisations that have a focus on long-term carbon removal solutions. Additionally, we have started to engage companies like food & beverage companies that are looking to do insetting-type projects. This is potentially a growing area for our business, both from a CDR credits perspective but also consulting. We can help companies turn their supply chain waste to worth.

Sincerely,

Jason Highberger
_____
Co-Founder & CEO

Evelind Schecter
_____
CFO

James Greenberg
_____
Chairman

Dana L. Brown
_____
Board Member

D. Michael Shafer
_____
Co-Founder, Director

How did we do this year?



REPORT CARD

B-

☺ The Good

Expanded our CDRI credit production capabilities significantly, especially in our East Africa operations.

Identified and started testing more advanced pyrolysis equipment that helps address potential emission risk when making biochar.

Secured additional offtake agreements for the projected production from advanced pyrolysis project in Thailand.

☹ The Bad

Large customer that committed to significant purchase order backed out after our production commenced late in the year.

Overall demand of CDR credits has remained challenging, especially for projects using lower tech equipment like ours.

Increase in number of suppliers of CDR credits which has caused price pressures.

2024 At a Glance

January 1 to December 31



$468,795 [42%]
Revenue



-$270,158
Net Loss



$479,812 +17X
Short Term Debt



$373,243
Raised in 2024



$146,072
Cash on Hand
As of 02/28/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$810,285

$468,795



-$90,439

-$270,158

2023

2024

Net Margin: -58%   Gross Margin: 36%   Return on Assets: -40%   Earnings per Share: -$54.03

Revenue per Employee: $11,434   Cash to Assets: 21%   Revenue to Receivables: ~   Debt Ratio: 156%



📄 Biocharlife_Financial_Report.pdf   📄 Biochar_Life_Financial_Statements__FY2024_.pdf

We ❤ Our 71 Investors

Thank You For Believing In Us

John Graczyk
Edward Sung
Andrea Spillmann
David Jaber
Debbie Pryse
Blair Alexander
Jeremy Bauman
John Heyl
Mark Lu
Elena Fonseca
Robin Bose

David Hamilton
Gian Carlo Boffa
Debbie DeBerry
Alpesh Parmar
Jonathan Hendrickson
Christine Cairns
Anne France Kennedy
Dan Hunter
Peter B Nye
Carmine Aly

Michelle Jackson
Matt Rickard
Mike Leonhardt
Reto Wey
Melissa Vlach
Brian Micheson
Stephen Tran
Turner P. Smith
Thomas Bachmann
Craig Beaumont

Jack Dodge...
James Greenberg
Johnery Laurimore
Elizabeth Densmore
Timothy Stumpff
Ian Windsor
Krishna Savani
Peter Bladin
Kelly Laurence...
Cathie Lehrberg

George J Hanlan
She. Event Indy Non...
Renan Joseph...
Raffaele Chiacchia
Dexter Ang
Jason Highberger
Malcolm Brown
Dominik Eckenstein
Elisabeth Greenberg
Kathleen Goss

Ali Abdulla Rashed...
Richard Hill
Thomas Butler
Robert S Gilbert
Ollier Laurent
Evelind Schecter
David Michael Shafer
Ash Thapar
Ellen Kleinknecht
Vincent Billaut

Thank You!

From the Biochar Life Team



Jason Highberger

Co-Founder & CEO

Jason brings 20 years of building socially minded startups and a passion for community development to help the company deliver significant environmental impact...



Aom Kwanpiromtara

Co-Founder, Global Head of Development & Compliance

Aom leads in community growth and change, excelling in resource management and policy implementation. An expert in resource life cycles, Aom innovates...



Evelind Schecter

Co-Founder & CFO

Following an international career in business, Evelind founded Warm Heart focused on community development. It was there she initiated the Biochar Program...





Matt Rickard in

COO

Matt combines his extensive startup experience with a commitment to social and environmental impact. As COO...

Sylvetsre G Chiweza

Country Manager, Malawi

Sylvester has spent five years building a network to train farmers in making biochar from waste rather than burning their...



Mercy Ogembo in

County Manager, Kenya

Leading Biochar Life's initiatives in sustainable agriculture, Mercy manages verifiers, ensures biochar quality, and drives...



Mona Singh in

Data Integrity and Communications Lead

Former Apple engineer and Business analyst at JP Morgan. Currently at BioChar Life, spearheading data integrity an...



Pimpanit (Som) Puttiseth

Marketing Executive

Graphic designer and digital illustrator with 10 years experience working with start ups and early stage businesses.



Sr. Miriam Paulette

Strategic Advisor & Africa Liaison

Sister Miriam, serving as a Strategic Advisor and Africa Liaison, expertly bridges global strategies with local African...

Details

The Board of Directors

Director	Occupation	Joined
Evelind Schecter	CFO @ Biochar Life	2022
Dr. David Hughes	Professor @ Penn State University	2022
Dana L. Brown	Dean @ Sprott School of Business	2022
James Greenberg	Retired @ Retired	2022
D. Michael Shafer	Founder @ Warm Heart Worldwide	2022
Dr. Nelson Mattos	CEO @ Karimu Foundation	2023
Jason Highberger	CEO @ Biochar Life	2022

Officers

Officer	Title	Joined
Evelind Schecter	Treasurer CFO	2022
James Greenberg	Chairman of the Board	2022
Matthew Charles Rickard	COO	2023
Jason Highberger	CEO President	2022

Voting Power

Holder	Securities Held	Voting Power
Warm Heart Worldwide INC.	5,000 Common	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2022	$200,000		Section 4(a)(2)
11/2023	$150,000		Regulation D, Rule 506(b)
07/2024	$173,243		4(a)(6)
12/2024	$50,000		Other
12/2024	$150,000		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/17/2023	$150,000	0.0%	20.0%	None	11/17/2030

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
James Greenberg	06/15/2022	$200,000	$152,342	6.0%	12/15/2027	Yes
Evelind Schecter and Michael Shafer	12/13/2024	$50,000	$55,000	10.0%	12/31/2025	Yes

Ground Up Investing, LLC ❓   12/13/2024 $150,000 $165,000 ❓10.0%   12/31/2025 Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	5,000	5,000	Yes

Warrants: 0
Options: 0

Form C Risks:

The carbon removal industry and market demand are still emerging and relatively unproven at commercial scales. Adoption rates, future regulations, competing technologies, and public perception toward carbon removal could fluctuate in ways that materially impact market demand.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The carbon removal market is currently oversupplied relative to demand, with an increasing number of new entrants and competing approaches. Failure to achieve market leadership or competitive advantages could result in unsustainable pricing pressures.

Our technology platform and service delivery model depend upon integration with various third-party software, data providers, cloud infrastructure, and technology stacks not under our control. Any disruptions in service levels, contractual changes, or loss of access could significantly constrain operational capabilities.

Expanding our carbon removal operations globally, particularly into developing regions like Africa and Asia, requires navigating varying and potentially unstable regulatory environments, geopolitical risks, public infrastructure limitations, and local stakeholder concerns which could delay projects and increase complexity.

We rely heavily on a limited number of large industrial customers and offtakers for a majority of current and projected revenue. The loss of one or more of these keystone relationships, due to shifting priorities, financial difficulties, or contract renegotiations could severely impact our business outlook.

Realizing our growth plans and scaling carbon removal capacity will require raising substantial additional growth capital through equity, debt, or other financing alternatives that may not be available or obtainable on favorable terms.

We generate revenue primarily through long-term offtake contracts with customers. Cash flow

We generate revenue primarily through long-term offtake contracts with customers. Cash flow could be disrupted by customer non-payment, defaults on purchase obligations, contractual disputes, or delays impacting the agreed delivery schedule.

Carbon tax and incentive programs are evolving in the countries we operate. Changes to these future taxes and incentive programs through legislative reforms could materially impact the financial viability of operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the

rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the

book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Biochar Life, PBC

Delaware Public Benefit Corporation
Organized February 2022
41 employees
434 Cedar Avenue
Highland Park NJ 08904 https://biochar.life

Business Description

Refer to the Biochar Life profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Biochar Life is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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